[United Technologies Corporation Letterhead]

November 20, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 0308

Washington, D.C. 20549

Attention: Daniel Morris

Re:	United Technologies Corporation
Definitive 14A
Filed February 23, 2007
File No. 001-00812

Dear Mr. Morris:

This letter responds to the Securities and Exchange Commission (“SEC”) staff’s letter of September 26, commenting on the executive compensation disclosures in United Technologies Corporation’s (“UTC”) proxy statement for its 2007 Annual Meeting (the “2007 Proxy Statement”).

Before addressing each of the staff’s comments, we wish to state that UTC prepared its executive compensation disclosures in the 2007 Proxy Statement in a manner intended to address the Commission’s emphasis on “clear, concise and meaningful” compensation disclosure. In its recent report on compensation disclosure prepared by ISS Governance Services, the RiskMetrics Group cited UTC’s Compensation Discussion and Analysis (“CD&A”) for “clarity and readability” (http://www.riskmetrics.com/pdf/ExecCompBestPractices.pdf). In preparing the CD&A in the 2007 Proxy Statement, we were guided by the principle that the inclusion of excessive detailed information would obscure, rather than enhance, the clarity and relevance of compensation disclosure and analysis. In commenting on the CD&A prepared by companies in 2007, both investors and SEC officials have expressed the view that many CD&As tended to be too lengthy and that future reports should generally be shorter and more focused on the material elements of each registrant’s compensation program and actions. As noted in the Division of Corporation Finance’s recently published Observations in the Review of Executive Compensation Disclosure, the principles-based disclosure concept reflected in the SEC’s rules “allows each company to assess its own facts and circumstances and determine what elements of the company’s compensation policies and decisions are material and warrant disclosure.” In our view, this requires that each company be accorded reasonable discretion in differentiating material elements from details that are better left to the tables and footnotes.

Specific responses to your letter follow in sequence. For convenience of reference, each of the staff’s comments is restated below in italics.

1. Comment: Please refer to the disclosure in the second paragraph of this section. Please disclose the nature and scope of the consultant’s assignment and any other material elements of the consultant’s functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response: As stated on page 8 of the 2007 Proxy Statement and in the CD&A on page 10, UTC has retained Towers Perrin to provide peer group and general industry compensation data. This data is made available to the Committee on Compensation and Executive Development (the “Committee”) to assist it in carrying out its responsibilities as set forth in the Committee’s charter (http://investors.utc.com/charters.cfm). UTC management engages Towers Perrin. Towers Perrin’s role is limited to providing the data referred to above. Towers Perrin does not have any other role in determining or recommending the amount or form of executive or director compensation. Accordingly, UTC believes that its disclosures in the 2007 Proxy Statement satisfy the requirements of Item 407(e)(3)(iii) of Regulation S-K.

2. Comment: You indicate that your compensation is benchmarked against a peer group of 25 specific companies. Please discuss in greater detail how your benchmark companies were selected. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response: The 25 identified compensation peer group companies are disclosed in the 2007 Proxy Statement (the “CPG”). These companies have characteristics similar to UTC in areas such as sales volume, global scope of operations and diversified product lines, making them particularly relevant for purposes of compensation benchmarking. Of the 25 CPG companies, 14 are Dow Jones Industrial companies (as is UTC). In future proxy statements, we will expand the discussion of the criteria we use to select the companies in the CPG.

We do not use separate benchmarks for different components of compensation except in limited situations where the CPG benchmark does not align with a specific executive’s position. We will discuss the use of non-CPG benchmarks for material compensation decisions affecting an NEO in future proxy statements.

The most significant compensation decisions involving the use of benchmark data are base salary, annual bonus and long term incentive awards. A summary of percentile targets follows.

Base Salary. As disclosed in the CD&A, while the Committee targets base salary for senior executives, including the named executive officers (“NEO”), at approximately the 50th percentile, actual base salary levels vary based on job scope, tenure, retention risk, performance and other factors. The impact of these factors as they relate to the specific base salary levels of the respective NEOs is discussed in the CD&A under the heading “Named Executive Officer Compensation—Base Salary.” For example, the CD&A discussed the rationale for the CEO’s 75th percentile base salary on page 14. In future proxy statements, we will discuss for each NEO any material variations in base salary from the benchmark target.

Annual Bonus. As disclosed in the CD&A, under the annual bonus program design, baseline performance relative to pre-established performance targets results in bonuses approximately at the median of the CPG. Actual amounts will reflect measured performance relative to the pre-established performance targets combined with subjective assessments of individual performance. As the CD&A states under the heading “Named Executive Officers—Annual Bonuses”, actual NEO awards for the 2006 fiscal year reflected target performance and discretionary “positive assessments of overall performance”, indicating upward adjustment. In future proxy statements, we will discuss material discretionary variations from the amount determined by the performance formula.

Long Term Incentive Awards. As disclosed in the CD&A, the Committee targets the value of long term incentive compensation at the 65th percentile of the CPG. For 2006, actual awards ranged from the 50th to the 75th percentile of the CPG. Future proxy statements will discuss material adjustments from the benchmark with respect to long term awards.

3. Comment: You refer to “general industry compensation” data provided by your compensation consultant. Please disclose the nature of such data and how it is used by the company in making compensation decisions given your disclosure that compensation is benchmarked against a specific peer group.

Response: Towers Perrin provides general industry compensation information from a data base comprised of approximately 370 companies. While we place a heavier emphasis on compensation peer group data, we do supplement our analysis with general industry data, thereby diversifying the CPG data. The broader data base also provides useful information for compensation decisions for executives in specific business units where the relevance of the peer group data may be limited. Use of non-CPG compensation data for purposes of determining NEO compensation will be discussed in future CD&As.

4. Comment: Please refer to the penultimate paragraph on page 12. It appears that your 2006 annual bonus targets are benchmarked against the Dow Jones Industrials. Similarly, your performance share targets are benchmarked against the S&P 500. Please disclose the rationale for benchmarking against these indexes, rather than your peer group.

Response: When we use the term “benchmark” in the 2007 Proxy Statement, we are referring to our practice of setting an executive’s targeted level for a particular type of compensation relative to the amount of the same type of compensation paid to comparable executives by other companies in the CPG. Specifically, as more fully discussed in our response to Comment No. 2, we “benchmark” the annual bonus and performance share units against the CPG by selecting a target level that corresponds to a particular level within the range of such compensation paid by the members of the CPG.

We do not, however, “benchmark” the metrics selected by the Committee to measure executive performance (which presumably would entail selecting the same performance metrics used by the members of the CPG, which would not be uniform among the CPG members). Rather, the Committee selects performance metrics that it feels are best suited to measuring UTC’s performance and to promoting corporate objectives, which for both 2006 and 2007:

a.	in the case of the annual bonus, were (i) earnings growth and (ii) free cash flow; and

b.	in the case of the performance share units, were (i) earnings per share growth and (ii) total shareholder return (“TSR”) ranking within the S&P 500.

Of these performance metrics, only TSR is assessed relative to that of other companies. Accordingly, we are interpreting the staff’s comment as asking to explain why the Committee selected as a metric TSR relative to the companies making up the S&P 500, rather than relative to the companies within the CPG.

The Committee selected the S&P 500 to measure UTC’s relative TSR performance because it provides a well-recognized, broad based and objective index to measure the relative equity performance of a large cap company like UTC. Use of a small, customized index of companies is less likely to align with investor expectations than a broad based index such as the S&P 500. As noted above, the CPG has been constructed to ensure the competitiveness of UTC’s compensation packages, not to measure relative equity performance. In future proxy statements, we will add additional discussion explaining the Committee’s reason for the selection of particular performance metrics for annual and long-term incentive compensation.

5. Comment: Please explain how “total shareowner return” is calculated.

Response: TSR is the change in share price over the three-year performance period (plus reinvested dividends), divided by the share price at the beginning of the three-year period. TSR is calculated using the trailing November/December average share price for the beginning and end of the three-year period, as calculated by Standard and Poor’s.

Averaging over the November/December time period (for UTC and the S&P 500) reduces the impact of short-term negative or positive price fluctuations, resulting in a more reliable measure of performance. An explanation of the calculation of TSR will be provided in future proxy statements.

6. Comment: You indicate in the third sentence of footnote (2) of the Grants of Plan-Based Awards that 50% of PSUs are subject to EPS growth targets and 50% are subject to TSR targets. This disclosure suggests that half of the PSUs vest based upon satisfaction of one measure and the other half vested based upon the other measure. However, your disclosure in the remainder of footnote (2) suggests that both targets must be satisfied in order for vesting to occur and your disclosure under the heading “Performance Share Units” on page 13 states that EPS and TSR targets are “weighted equally.” Please revise the Compensation Discussion & Analysis and the table to explain.

Response: Vesting of PSUs is not based on a composite score. Half of the PSUs awarded to each recipient vest on the basis of EPS growth and the other half vest on the basis of TSR rank, each determined independently of the other. As the comment notes, footnote (2) to the Grants of Plan-Based Awards Table states that “…50% of PSUs are subject to an EPS growth target and 50% are subject to a TSR target.” The footnote also states that “No vesting occurs if EPS growth is below 7% or TSR growth is below the 37.5th percentile of the S&P 500, as applicable.” The use of the phrase “as applicable” was intended to mean that the respective thresholds will be applied separately to the one-half of the award to which the particular vesting threshold related, and not that the failure to meet one of the vesting thresholds would result in forfeiture of the entire award. In future proxy statements we will rephrase the description of PSU awards to clarify this point.

7. Comment: Throughout your Compensation Discussion & Analysis, and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, on page 14, you state you considered the seniority and sustained performance of the company over the past ten years to set Mr. David’s salary. Please analyze how the committee’s consideration of these factors resulted in the specific base salary paid to Mr. David. As another example, you provide limited analysis of how your long term equity awards were determined. Please disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response: We believe the CD&A, as written, provides this information in all material respects, consistent with the instructions to the CD&A. In this regard, we note that Instructions 1 and 3 to Item 402(b) indicate that the discussion in the CD&A should focus on material information and material principles. We also note that Item 402(b)(2)(ix) calls for a discussion of factors involved in decisions to “materially” increase or decrease compensation. As discussed in our response to Comment No. 2, we confirm that future proxy statements will discuss and analyze all material factors relevant to determining compensation amounts, consistent with these instructions.

8. Comment: You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and annual and long-term incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Response: While the Committee does retain and exercise discretion with respect to most compensation actions, UTC’s executive compensation program in fact adheres closely to the stated benchmarks and performance metrics. We confirm that the relative impacts of quantitative factors and material discretionary adjustments in determining compensation amounts will be discussed in future proxy statements.

9. Comment: You state that the Carrier Corporation pool was established at 51% of baseline. For each of the 2006 Corporate Office pool and the Otis Elevator Company pool, please also disclose the award pool as a percentage of baseline.

Response: The 2006 Corporate Office and Otis Elevator annual incentive compensation pools were each 135% of baseline. The Corporate Office result under the earnings growth and cash flow performance formula would have been 154% of baseline. However, as noted in the CD&A, the Committee adjusted the actual factor downward due to inconsistent results at some business units which, in the Committee’s view, detracted from the overall quality of performance. Otis Elevator’s formula result of 128%

was adjusted upward to 135% because, as stated in the CD&A, of outstanding operating margin performance relative to its competitors, worldwide. Award pool factors applicable to each NEO will be discussed in future proxy statements.

10. Comment: Please describe the committee’s policies with respect to “out-of-cycle” SARs grants, such as those made to five of the six named executive officers in 2006.

Response: The Committee generally issues long term incentive awards at the beginning of each year to align grant dates with calendar year based performance measurement periods. Out of cycle awards are granted on an ad hoc basis in relationship to recruitment, promotion or retention activities. The timing of such out of cycle awards aligns with the applicable event. We will discuss these policies in future proxy statements.

11. Comment: You indicate that the company does not back date or re-price its stock options or SARs. Please also disclose whether options or SARs may be granted at times when the board or committee is in possession of material non-public information.

Response: While the UTC Long-Term Incentive Plan does not place restrictions on the timing of stock-based awards, as discussed in the response to Comment No. 10, regular cycle award timing is based on alignment with performance measurement periods (i.e. the calendar year) and out of cycle awards by recruitment, retention and promotion activities. The Committee does not base the timing of long term incentive awards, including SARs, on the timing of the disclosure of material non-public information. In future proxy statements we will add a statement regarding whether stock-based awards may be granted at a time when UTC is in possession of material non-public information.

12. Comment: As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. David differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Response: UTC does not utilize separate compensation policies for any NEO, including Mr. David. The variations between Mr. David’s compensation and the other NEOs are attributable to his status as CEO, his tenure and performance, all as explained in the CD&A. Mr. David’s compensation reflects utilization of CEO compensation data from the same peer group and the same performance metrics that apply to the other NEOs. In future proxy statements, we will give consideration to whether additional narrative can be added to the CD&A that will give the reader better insight into the relative amounts of the NEOs’ compensation.

13. Comment: Refer to footnote (4). Please revise your Compensation Discussion and Analysis to fully describe the operation of the Continuous Improvement Incentive Program.

Response: The Continuous Improvement Incentive Program (the “CIIP”) has been discontinued. The last awards under that program were made in 2005. Under the CIIP, stock options were awarded in combination with dividend equivalent rights that are subject to three year pre-established performance targets. The dividend equivalents are paid if: (i) performance targets are achieved; and (ii) stock options granted along with the dividend equivalents remain outstanding. Dividend equivalent awards granted in 2005 will vest if and to the extent the pre-established three year performance targets are achieved, measured as of the end of 2007. In prior years corporate and business unit performance targets have included return on sales, working capital turnover, TSR and earnings per share. We do not believe a detailed discussion of a discontinued program in the CD&A is necessary to understanding UTC’s current compensation program. However, in future proxy statements we will expand the footnote to the Summary Compensation Table to more fully explain the vesting of the dividend equivalents and the payments received by the NEOs pursuant thereto.

14. Comment: Where appropriate, please disclose how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also disclose in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response: As described in the CD&A, severance benefits are provided for the purpose of maintaining a competitive executive compensation program and are coupled with protective covenants in favor of UTC. In future proxy statements, we will expand the discussion in the CD&A to discuss in greater detail how the termination and change-in-control arrangements fit into the overall compensation objectives, the extent to which these arrangements affect decisions regarding the other elements of compensation and, if any changes are made in these arrangements during the year, the Committee’s reason for the changes.

15. Comment: Please consider adding a column or row to aggregate the amount of benefits a named executive officer would receive upon change in control or termination.

Response: We will continue to use the tabular format for displaying termination related benefits and, consistent with the staff’s suggestion, will also provide an additional column totaling all amounts payable.

16. Comment: Your disclosure in footnote (1) indicates that certain change-in-control payments are contingent upon the occurrence of a double trigger. However, the second trigger may be either voluntary or involuntary termination. Please disclose the rationale for enhancing benefits if a named executive elects, in his or her discretion, to terminate employment within two years of a change in control. Refer to Item 402(b)(2)(xi) of Regulation S-K.

Response: In future proxy statements, we will provide a more detailed discussion and explanation of the rationale for the differences in severance benefits and terms and conditions (including trigger mechanisms) for change in control versus non-change in control terminations.

17. Comment: Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response: The valuation assumption for stock option awards to directors disclosed in the column headed “Option Awards” in the Director Compensation Table are the same assumptions utilized in the valuation of stock option awards to executives and are disclosed in Note 10 to the Consolidated Financial Statements, which are incorporated by reference in UTC’s form 10-K. In future proxy statements, we will add a sentence to the appropriate footnote(s) to the Directors Compensation Table (comparable to the sentence that is included in footnote 2 to the Summary Compensation Table in the 2007 Proxy Statement) referring the reader to the footnote to the Consolidated Financial Statements that set forth the assumptions.

18. Comment: For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Response: As stated in footnote 3 to the Director Compensation table, directors have not received stock option awards since 2005 and therefore, no disclosure is required. See SEC Executive Compensation Q&A No. 12.03.

19. Comment: In addition, please include disclosure in footnote (3) or the narrative following the table, which briefly describes the prior stock option program pursuant to which FAS 123R expenses were incurred in 2006.

Response: Prior to 2006, directors received an annual stock option grant at fair market value on the grant date with a Black Scholes value of $100,000. We do not believe any further disclosure is required with respect to these prior grants.

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We hope that our responses to your comments will serve to clarify our compensation disclosure as well as explain our interpretations of, and efforts to comply with, the new disclosure rules. We welcome the opportunity to discuss further any of the matters set forth in your letter or this response.

We hereby acknowledge that:

•	UTC is responsible for the adequacy and accuracy of the disclosure in the 2007 Proxy Statement;

•	SEC staff comments or changes to disclosure in response to such comments do not foreclose the SEC from taking any action with respect to the filing; and

•	UTC may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard M. Kaplan

Richard M. Kaplan

Associate General Counsel